Exhibit 4.6

CERTIFIED COPY OF
MINUTES OF A MEETING OF THE SHAREHOLDERS OF
QUINCY GOLD CORP.

“UPON MOTION, IT WAS RESOLVED THAT the proposed amendment and allocation of additional shares to the 2003 Key Employees Stock Option Plan be and is hereby approved.”

I, Daniel T. Farrell, Chairman, Chief Executive Officer and Secretary of Quincy Gold Corp. (the “Company”), HEREBY CERTIFY that the foregoing is a true copy of resolutions approved by the shareholders of the Company, effective April 1, 2005 and that such resolutions have not been rescinded or amended and remain in full force and effect as at the date hereof.

DATED at Toronto, Ontario, April 26, 2005.

/s/ Daniel T. Farrell

DANIEL T. FARRELL

Chairman, Chief Executive Officer and Secretary